
March 14, 2012

<u>Via E-mail</u>
Maurice Stone
Chief Executive Officer
iVoiceIdeas, Inc.
Arboretum Great Hills, 9600 Great Hills Trail
Austin, Texas 78759

> **Re: iVoiceIdeas, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed February 27, 2012**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 24, 2012**
> **File No. 333-178471**

Dear Mr. Stone:

We have reviewed the above-referenced filings and the related response letter and have the following comments. Comments issued in this letter relate to our review of your most recently filed amendment. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 22, 2012.

General

1. As you prepare subsequent amendments to your filing, please be advised that while interactive data is required as an exhibit to a Securities Act registration statement that contains financial statements, such interactive data is not required in connection with an initial public offering. See SEC Release No. 33-9002.

Management

Board of Directors

2. Finally, we note that footnote four to your beneficial ownership table indicates that Kathy Gilchrist is "<u>a</u> beneficial owner of Online Results, LLC." Please identify any other beneficial owners of Online Results that may have voting and dispositive power over the shares held by that entity.

Executive Compensation

Summary Compensation Table

3.   We note that you have included compensation data for Angela Gilchrist, a director that does not serve as an executive officer of your company, in your summary compensation table. Given that Angela Gilchrist provides her services to your company solely as a director and not a "person covered" as defined by Item 402(m)(2) of Regulation S-K, compensation data for Angela Gilchrist should be disclosed in the tabular format for the compensation of directors as set forth in Item 402(r) of Regulation S-K. Please revise.

4.   In addition, for stock awards made to your executive officers and/or directors, include footnote references to your summary compensation table and director compensation table disclosure showing the aggregate grant date fair value of stock awards computed in accordance with FASB ASC Topic 718. See Items 402(n)(2)(v) and 402(r)(2)(iii) of Regulation S-K.

Certain Relationships and Related Party Transactions

5.   We refer to your response and related revisions made in response to prior comment 5. We note that the amount paid to Online Results amounts to more than one percent of your total assets at year end for your two most recently completed fiscal years. Accordingly, please revise your document to provide the information required by paragraphs (a) and (c) of Item 404 of Regulation S-K. See Item 404(d) of Regulation S-K and the related instructions for guidance.

6.   In addition, provide your analysis as to why you are not required to file any agreement(s) relating to your transaction with Online Results as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. To the extent your agreement with Online Results was not reduced to a written agreement, you should file a written description of the material terms of the oral contract with Online Results as an exhibit. For guidance, See Question 146.04 of Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Dealer Prospectus Delivery Obligation

7.   The introductory paragraph of your auditor's report has been combined into your disclosure regarding dealer prospectus delivery obligation and it is missing an audit report title. Please file an appropriately revised audit report in your next amendment. Refer to paragraph .08 of PCAOB Interim Auditing Standard AU Section 508.

Exhibit 23.01 – Consent of independent registered public firm accountants

8.   The consent of your independent accountants begins by consenting to the incorporation by reference of your audit report "in this Annual Report for the period of inception

through December 31, 2011." It is unclear why the consent of your independent auditor includes such language given that the audit report opines on financial statements included in your registration statement on Form S-1. Please advise or have your auditor file a corrected, updated consent with your amended filing.

9.   We note that the consent of your independent accountants includes two separate signature blocks, each with a different execution date. Please advise.

You may contact Joyce A. Sweeney, Staff Accountant, at (202) 551-3449 or Patrick M. Gilmore, Accounting Brach Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Arrin Langdon, Esq.
        Oswald & Yap, LLC